November 20, 2017

VIA EDGAR

Irene Paik

Erin Jaskot

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CTI BioPharma Corp.
Registration Statement on Form S-3
Filed November 7, 2017
File No. 333-221382

Dear Ms. Paik and Ms. Jaskot:

Set forth below is the response of CTI BioPharma Corp., a Washington corporation (the “Company,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 16, 2017, with respect to the Company’s Registration Statement on Form S-3, filed with the Commission on November 7, 2017 (File No. 333-221382) (the “Registration Statement”).

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For the Staff’s convenience, our response is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers correspond to Amendment No. 1, unless indicated otherwise. Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Registration Statement Cover Page

1.	We note your description of the shareholder rights plan on page 8. Please revise your fee table to register the preferred stock purchase rights as separate securities. In addition, please revise page 2 to incorporate by reference the description of the preferred stock purchase rights contained in a registration statement filed under the Exchange Act pursuant to Item 12(a)(3) of Form S-3. Please also file an opinion of counsel that addresses the preferred stock purchase rights issuable under your shareholder rights plan. For guidance, refer to Section II.B.1.g of Staff Legal Bulletin No. 19 (October 14, 2011).

Response:

In response to the Staff’s comment, we have revised the Calculation of Registration Fee table on the cover of the Registration Statement to register the preferred stock purchase rights as separate securities. In addition, we have revised page 2 to incorporate by reference the description of the preferred stock purchase rights contained in a registration statement filed under the Exchange Act pursuant to Item 12(a)(3) of Form S-3. We are also filing together with Amendment No. 1 an opinion of counsel that addresses the preferred stock purchase rights issuable under our shareholder rights plan.

Please direct any questions you have with respect to the foregoing to the undersigned at (415) 984-8777 or esibbitt@omm.com.

Very truly yours,

/s/ Eric Sibbitt